        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No._____)*

                          THE PROVIDENCE JOURNAL COMPANY
                                (Name of Issuer)

                     Class A Common Stock, $1.00 Par Value
                     Class B Common Stock, $1.00 Par Value
                        (Title of Classes of Securities)

                                 Not Applicable
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         N/A                                                Page 2 of 5

 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Southland Communications, Inc.

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)    [ ]
                  [ ]

 3         SEC USE ONLY

 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Rhode Island

                     5           SOLE VOTING POWER


       NUMBER
     OF SHARES       6           SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                        2,416 shares of Class A Common Stock
        EACH                          2,092 shares of Class B Common Stock
     REPORTING
       PERSON        7           SOLE DISPOSITIVE POWER
        WITH


                     8           SHARED DISPOSITIVE POWER

                                      2,416 shares of Class A Common Stock
                                      2,092 shares of Class B Common Stock

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,416 shares of Class A Common Stock
                    2,092 shares of Class B Common Stock


10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                    [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.3% of Class A Common Stock
                    4.5% of Class B Common Stock

12        TYPE OF REPORTING PERSON

                    CO

Southland Communications, Inc.                                       Page 3 of 5
Schedule 13G



       Item 1

               (a)      Name of Issuer:  The Providence Journal Company

               (b) Address of Issuer's Principal Executive Offices: 75 Fountain Street, Providence, RI 02902

       Item 2

               (a)      Name of Person Filing:  Southland Communications, Inc.

               (b)      Address of Principal Business Office or, if none,
                        Residence:  127 Dorrance Street, Providence, RI  02903

               (c)      Citizenship:  Rhode Island, USA

               (d) Title of Classes of Securities: Class A Common Stock, $1.00 par value; Class B Common Stock, $1.00 par value


               (e)      CUSIP Number:  Not Applicable

       Item 3  (a)      Not Applicable

       Item 4           Ownership

               (a) Amount beneficially owned: 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock

               (b) Percent of Class: 6.3% of Class A Common Stock and 4.5% of Class B Common Stock

Southland Communications, Inc.                                       Page 4 of 5
Schedule 13G



            (c)         Number of shares as to which reporting person has:

                        (i)    sole power to vote or to direct the vote:  -0-

                       (ii)    shared power to vote or to direct the vote:
                               2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock

                       (iii) sole power to dispose or to direct the disposition: -0-

                       (iv) shared power to dispose or to direct the disposition: 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock

       Item 5           Ownership of Five Percent or Less of a Class:
                        Not Applicable

       Item 6           Ownership of More than Five Percent on Behalf of
                        Another Person:

                        The directors of Southland Communications, Inc. have the power to direct the vote and disposition of the securities owned by the reporting person. Such directors are Esther E.M. Mauran, Pauline C. Metcalf and W. Nicholas Thorndike.

       Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

       Item 8           Identification and Classification of Members of the
                        Group:  Not Applicable

       Item 9           Notice of Dissolution of Group:  Not Applicable

       Item 10          Certification:  Not Applicable

Southland Communications, Inc.                                       Page 5 of 5
Schedule 13G



       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       SOUTHLAND COMMUNICATIONS, INC.



Date:  2/12/96                         By:  /s/ Paul W. Whyte
     ---------------------                --------------------------------------
                                              Title:  President